

Ken Irvine · 2nd

Chief Hospitality Officer at Dine.Direct

Coronado, California, United States · 500+ connections ·

Contact info

 Dine.Direct

 The Culinary Institute of America

Experience


Chief Hospitality Officer
Dine.Direct
Jul 2020 – Present · 8 mos
Reno, Nevada, United States


President
Irvine Hospitality Group
Jan 1997 – Present · 24 yrs 2 mos
Coronado, California, United States


Chef-Owner
Bleu Boheme Restaurant
May 2010 – Present · 10 yrs 10 mos


Managing Partner
SEA180 Coastal Tavern
2013 – Present · 8 yrs
Imperial Beach, CA


Owner
Chez Loma French Bistro
1991 – 2005 · 14 yrs
Coronado CA

Show 1 more experience ⌄

Education


The Culinary Institute of America
assoc
1986 – 1988


Coronado High School
1976 – 1980


The School of Hard Knocks

Recommendations

Received (0)   **Given (1)**

 **samantha thornton**   Extraordinary attention to detail and amazing follow through!



Outside sales

October 10, 2014, Ken
managed samantha directly

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